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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD STREET. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DUSTIN HENDERSON (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kiska Continues to Expand Gold Zones at Island Mountain Prospect, Whistler Project, Alaska

KSK11-16

Vancouver, BC – December 1, 2011:  Kiska Metals Corporation (“Kiska" or "the Company”) reports final drill results from the Island Mountain prospect, Whistler Project, located 160 km northwest of Anchorage, Alaska. Results include hole IM11-040, which averaged 0.84g/t gold equivalent (0.53g/t gold, 3.55g/t silver and 0.13% copper) over 364 metres, including a higher grade interval that averages 1.05 g/t gold equivalent (0.62g/t gold, 6.36g/t silver, 0.17% copper) over 141 metres. All six of the final holes reported herein returned significant grades and widths of gold-copper mineralization, capping off a highly successful season of drilling at Island Mountain.

Hole IM11-040 was the first hole oriented in a north-south direction testing both geological and grade continuity. The hole intersected breccias and consistent gold-copper grades for almost its entire length. The other five holes were drilled on intermediate sections and to fill in a gap on section 7,750N, thereby providing drill coverage over the Breccia Zone on six 50-metre spaced, east-west sections.

“We are extremely pleased with the rapid progress of our drilling at Island Mountain where we have managed to grow the mineralized body in all dimensions and demonstrate consistently good gold and copper grades. Our drill density will allow us to conduct a thorough interpretation of the Breccia Zone and provide the knowledge to guide further expansion of the zone in 2012,” stated Mark Baknes, VP Exploration for Kiska Metals Corporation. “Our understanding of the Breccia Zone mineralization has enabled us to refine our exploration model. With this model and the success of our reconnaissance drill program we can see multiple high priority targets that we are anxious to drill test.”

Section 7,750N Hole IM11-036

IM11-036 was located 100 metres east of and on the same section as IM11-013, which returned a 252.0 metre interval averaging 0.71g/t gold, 2.6g/t silver and 0.15% copper. Hole IM11-036 returned a 74.0 metre interval averaging 0.98g/t gold, 0.51g/t silver and 0.03% copper on the eastern margin of the main breccia body. The drill results on section 7,750N now define a zone of consistent mineralization that measures approximately 300 metres east-west to a depth of 500 metres below surface. Plan maps and cross sections can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=405126

Hole IM11-036 (Section 6,847,750 N, “7,750N”)

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq* (g/t)
IM11-036	45.0	236.8	191.8[1]	0.47	1.16	0.04	0.57
including	45.0	119.0	74.0	0.98	0.51	0.03	1.05

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

1End of Hole – hole ended in mineralization

Section 7,700N Hole IM11-038, 041

IM11-038 and IM11-041 were -45 and -60 degree inclined holes, collared approximately 100 metres west of holes IM10-010 and 011. These holes were designed to test down dip continuity of breccia and gold bearing disseminated/vein pyrrhotite as well as fill in the gap between the strong mineralization defined on sections 7,650N and 7,750N. Hole IM11-038 intersected a strongly developed breccia zone 182 metres in length that averaged 0.50g/t gold, 2.94g/t silver and 0.14% copper (0.84g/t gold equivalent) including a higher grade, 124 metre long interval averaging 0.55g/t gold, 3.34g/t silver and 0.17% copper (0.95g/t gold equivalent). The lack of strong breccia mineralization in the more steeply inclined hole IM11-041 confirms that the south contact of the breccia has a steep northerly dip. This hole did encounter strong alteration and vein stockwork containing a broad zone of low grade gold-copper mineralization.

Hole IM11-038, 041 (Section 6,847,700 N, “7,700N”)

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq* (g/t)
IM11-038	45.0	227.0	182.0	0.50	2.94	0.14	0.84
including	103.0	227.0	124.0	0.55	3.34	0.17	0.95
	357.0	367.9[1]	10.9	0.30	0.25	0.01	0.32
IM11-041	48.0	297.0	249.0	0.18	1.59	0.06	0.33
Including	131.0	170.0	39.0	0.15	2.62	0.10	0.40
and	232.5	287.5	55.0	0.30	1.47	0.05	0.42

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

1End of Hole – hole ended in mineralization

Section 7,800N Hole IM11-037, 039

Holes IM11-037 and IM11-039 were collared 100 metres apart to test for continuity of mineralization between the gold-copper zones defined on sections 7,750N and 7,850N. The most easterly hole, IM11-037, intersected breccia mineralization that returned 79 metres of 1.00g/t gold, 0.28g/t silver and 0.02% copper and deeper intervals of low grade disseminated/vein pyrrhotite-associated gold mineralization that remains open to the east. Hole IM11-039  drilled beneath hole IM11-037 intersecting broad zones of gold-copper breccia mineralization including 157 metres averaging 0.59g/t gold, 2.80g/t silver and 0.16% copper. The copper zone intersected in IM11-039 likely represents the continuation of copper-gold rich mineralization intersected on section 7,750N, 50 metres to the south. Follow up to hole IM11-039 will be a priority in 2012 since mineralization remains open down-dip and to the east.

Hole IM11-037, 039 (Section 6,847,800 N, “7,800N”)

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq* (g/t)
IM11-037	72.3	271.0	198.7	0.53	0.40	0.03	0.59
including	105.0	184.0	79.0	1.00	0.28	0.02	1.04
	312.0	351.1[1]	39.1	0.28	0.25	0.02	0.33
IM11-039	56.0	387.7[1]	331.7	0.57	1.62	0.09	0.78
Including	56.0	213.0	157.0	0.59	2.80	0.16	0.96
and	256.6	295.0	38.4	1.42	0.70	0.04	1.51

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

1End of Hole – hole ended in mineralization

Kiska has concluded the 2011 program at Island Mountain. All results have now been released from the 26 holes (9,537 metres) completed this year. The final three holes from Muddy Creek will be released before year end.

Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Rock samples were prepared for assay at ALS Chemex Labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex Labs in North Vancouver, British Columbia.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper).  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

Island Mountain Plan Map

KISKA METALS CORPORATION

N
Hornfels
Late Mineral Diorite
IM11-033
IM11-035
IM11-030
IM10-015
IM11-032
IM11-028
IM11-029
IM11-031
Hydrothermal Breccia
Hornfels
Hornfels
Coarse-grained Monzonite
IM11-026
IM11-034
IM10-009
IM10-008
IM11-039
IM11-037
IM11-018
IM11-020
IM11-036
IM11-016
IM10-013
IM11-041
IM11-038
IM10-011
IM10-004
IM10-010
IM10-012
IM09-001
IM11-024
IM10-006
IM10-007
IM11-040
IM11-022
IM11-019
IM11-017
IM11-027
200 meters
Round Mountain
Whistler Deposit
Muddy Creek
Map Extent
Island Mountain
20 km
Legend
2011 DDH Results Newly Released
2011 DDH Results Prev. Released
Pre-2011 DDH Results Released
Newly Released Composite Interval
Prev. Released Composite Interval
Interpreted Surface Extent of Breccia Assoc. Au-Cu Mineralization
Interpreted Surface Extent of Pyrrhotite Assoc. Au Mineralization
Topographic Contours (50 meters)

Island Mountain Section 7750N

KISKA METALS CORPORATION

Section 6847750N (Looking North)
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5
100 meters
Pyrrhotite Assoc. Gold
Breccia Assoc. Gold and Copper
Diorite
Diorite
Hornfels
Hornfels
1,200mRL
1,000mRL
800mRL
IM11-036
IM10-013
IM11-018
IM11-020
IM11-016
1
2
3
4
5
6
7
8
9

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq. (g/t)
IM11-036	1	191.8	0.47	1.16	0.04	0.57
including	2	74.0	0.98	0.51	0.03	1.05
and	3	35.8	0.23	2.02	0.07	0.41

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq. (g/t)
IM10-013	4	362.0	0.557	2.0	0.11	0.82
including	5	252.0	0.707	2.6	0.15	1.05
IM11-018	6	375.0	0.42	1.50	0.07	0.57
including	7	135.0	0.73	2.49	0.11	1.00
IM11-020	8	344.0	0.56	1.41	0.08	0.75
including	9	161.0	1.00	2.29	0.12	1.27

Island Mountain Section 7700N

KISKA
METALS CORPORATION

Section 6847700N (Looking North)
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5
100 meters
Breccia Assoc. Gold and Copper
Pyrrhotite Assoc. Gold
Hydrothermal Breccia
Diorite
Diorite
Hornfels
Hornfels
IM11-041
IM11-038
IM10-011
IM10-010
1,200mRL
1,000mRL
1,000mRL
800mRL
800mRL

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq. (g/t)
IM11-038	1	182.0	0.50	2.94	0.14	0.84
including	2	124.0	0.55	3.34	0.17	0.95
and	3	10.9	0.30	0.25	0.01	0.32
IM11-041	4	249.0	0.18	1.59	0.06	0.33
including	5	39.0	0.15	2.62	0.10	0.40
and	6	55.0	0.30	1.47	0.05	0.42

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq. (g/t)
IM10-010	7	99.4	0.848	2.8	0.20	1.27
	8	38.9	0.280	0.9	0.05	0.38
	9	69.0	0.676	0.5	0.03	0.73
IM11-011	10	237.4	0.533	2.2	0.14	0.83
Including	11	54.0	1.170	3.4	0.23	1.64
and	12	55.4	0.593	2.6	0.19	0.99
	13	15.0	0.236	1.0	0.09	0.42
	14	25.0	0.359	0.9	0.06	0.47

Island Mountain Section 7800N

KISKA
METALS CORPORATION

Section 6847800N (Looking North)
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5
Pyrrhotite Assoc. Gold
Diorite
Intrusive Breccia
Hydrothermal Breccia
Diorite
Diorite
Breccia Assoc. Gold and Copper
IM11-037
IM11-039
Hornfels
1,200mRL
1,000mRL
800mRL
100 meters

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-037	1	198.7	0.53	0.40	0.03	0.59
including	2	79.0	1.00	0.28	0.02	1.04
and	3	48.0	0.24	0.82	0.05	0.36
and	4	39.1	0.28	0.25	0.02	0.33
IM11-039	5	331.7	0.57	1.62	0.09	0.78
including	6	157.0	0.59	2.80	0.16	0.96
and	7	38.4	1.42	0.70	0.04	1.51
and	8	67.7	0.46	0.70	0.03	0.54